Exhibit 99.3

INTERXION HOLDING N.V.

PROXY CARD

Annual General Meeting

June 24, 2016

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Annual General Meeting of InterXion Holding N.V. to be held at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, on Friday, June 24, 2016 at 9:00 CET, and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS.

1.	Proposal to adopt our Dutch statutory annual accounts for the financial year 2015.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Proposal to discharge the members of our Board from certain liabilities for the financial year 2015.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Proposal to re-appoint one Non-Executive Director and one Executive Director, as described in the proxy statement:

a. Proposal to re-appoint Jean Mandeville as Non-Executive Director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

b. Proposal to re-appoint David Ruberg as Executive Director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	a. Proposal to award restricted shares to our Non-Executive Directors, as described in the proxy statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

b. Proposal to increase the annual cash compensation for the Chairman of our Board with EUR 50,000 gross from July 1, 2015 and in the future.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Proposal to award performance shares to our Executive Director, as described in the proxy statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	a. Proposal to designate the Board for a period of 18 months to be calculated from the date of this annual meeting to issue (and grant rights to subscribe for) 3,501,301 shares without pre-emption rights accruing to shareholders in connection with the Company’s employee incentive schemes.

☐ FOR	☐ AGAINST	☐ ABSTAIN

b. Proposal to designate the Board as the authorized corporate body, for a period of 18 months to be calculated from the date of this annual meeting to issue (and grant rights to subscribe for) shares for corporate purposes up to 10% of the current issued share capital of the Company for general corporate purposes.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	Proposal to appoint KPMG Accountants N.V. to audit our annual accounts for the financial year 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	In the attorney’s discretion, upon such other matters as may properly come before the meeting.

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice.

, 2016
Signature of Shareholder

Title

, 2016
Signature of Shareholder

Title

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.